Exhibit 99.1

Dated December 29, 2020

THOMSON REUTERS FOUNDERS SHARE COMPANY LIMITED,

THOMSON REUTERS CORPORATION,

REUTERS NEWS & MEDIA LIMITED

and

THOMSON REUTERS ENTERPRISE CENTRE GMBH

FIRST AMENDED AND RESTATED

REUTERS SUPPORT AGREEMENT

Contents

Clause		Page

1	Interpretation	2

2	Agreements with Respect to News Content License and Relationship Agreement	6

3	Agreements with Respect to the Brand License Agreements	8

4	Operation of Business of Reuters	8

5	Reuters Portfolio Undertakings	11

6	Agreements With Respect to the Fifth Thomson Reuters Trust Principle	11

7	Jurisdiction	12

8	Termination	12

9	Notices	12

10	General	13

THIS FIRST AMENDED AND RESTATED REUTERS SUPPORT AGREEMENT is made as of the 29th day of December 2020

BETWEEN:

(1)	THOMSON REUTERS FOUNDERS SHARE COMPANY LIMITED, a company formed in England whose registered office is at 3 More London Riverside, London, SE1 2AQ, United Kingdom (TRFSC); and

(2)	THOMSON REUTERS CORPORATION, a company incorporated in Ontario, Canada whose registered office is at 333 Bay Street, Suite 300, Toronto, Ontario M5H 2R2, Canada (TRC); and

(3)	REUTERS NEWS & MEDIA LIMITED, a company formed in England whose registered office is at Five Canada Square, Canary Wharf, London E14 5AQ, United Kingdom (RNML); and

(4)	THOMSON REUTERS ENTERPRISE CENTRE GMBH, a company incorporated in Switzerland whose registered office is at Landis & Gyr-Strasse 3, 6300 Zug, Switzerland (TREC).

RECITALS:

(A)

TRFSC is a company limited by guarantee not having a share capital whose objects include holding a Thomson Reuters Founders Share in the capital of TRC for the purpose of ensuring that the Thomson Reuters Trust Principles are complied with and being a party to the Amended and Restated Deed of Mutual Covenant among PA Group Limited, The Newspaper Organisation Limited (trading as News Media Association), Australian Associated Press Pty Limited, New Zealand Press Association Limited, TRFSC, TRC and RNML dated October 1, 2018 (the Deed of Mutual Covenant).

(B)

On January 30, 2018, TRC entered into a strategic partnership in relation to its Financial & Risk business, which is now known as Refinitiv (the Refinitiv Business), with private equity funds managed by Blackstone Group LP (Blackstone). Canada Pension Plan Investment Board and an affiliate of GIC invested alongside Blackstone. As part of the transaction, TRC sold a 55% majority stake in the Refinitiv Business and retained a 45% interest in the Refinitiv Business through its ownership in a Cayman Islands company known as of the date hereof as Refinitiv Holdings Ltd. (formerly known as King (Cayman) Holdings Ltd., the Refinitiv Parent Company) (the F&R Transaction).

(C)

On October 1, 2018, concurrent with the closing of the F&R Transaction, (i) RNML, Thomson Reuters Global Resources Unlimited Company, Reuters America LLC and the Refinitiv Parent Company entered into a News Content License and Relationship Agreement pursuant to which Thomson Reuters Global Resources Unlimited Company agreed to provide the Refinitiv Parent Company with general news and financial content for use in the Refinitiv Business (the News Content License and Relationship Agreement) and (ii) Thomson Reuters Global Resources

Unlimited Company and Thomson Reuters Canada Limited each entered into a Brand License Agreement pursuant to which Financial & Risk Organisation Limited and Financial & Risk US IP Corp. were granted licenses to use the “Reuters” mark on the products and services offered by the Refinitiv Business, subject to applicable limitations and restrictions set forth therein (the Brand License Agreements).

(D)

On October 1, 2018, concurrent with the closing of the F&R Transaction, TRC and RNML also agreed to continue to support the Thomson Reuters Trust Principles in relation to the operation of the business of Thomson Reuters following closing of the F&R Transaction through the originally signed Reuters Support Agreement, to which TRFSC was a party.

(E)

On December 31, 2019, Thomson Reuters Global Resources Unlimited Company assigned its rights and obligations under the News Content License and Relationship Agreement and the Brand License Agreement to which it was a party to TREC, a wholly owned indirect subsidiary of TRC.

(F)

TRC, RNML and TRFSC now wish to enter into this Agreement to amend and restate the Reuters Support Agreement dated October 1, 2018 and to add TREC as a party hereto and to set forth their obligations to each other.

NOW THEREFORE in consideration of the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties), the parties hereto agree as follows.

1	Interpretation

1.1	In this Agreement (including the Recitals):

Affiliate means:

with respect to any Person, any other Person directly or indirectly controlling, controlled by or under common control with such first Person; provided, however, that Refinitiv Parent Company and its controlled Affiliates, on the one hand, and RNML or TRC or any controlled Affiliates of TRC (excluding for the avoidance of doubt Refinitiv Parent Company and its controlled Affiliates), on the other hand, shall not be considered Affiliates of each other for purposes of this Agreement.

Applicable Laws means:

(a)	any applicable law, statute, rule or regulation and any judgment, order, decree, licence, permit, directive or requirement of any Governmental Agency having jurisdiction over any party hereto; and

(b)	the rules, regulations and guidelines of:

(i)	any stock exchange or other trading market on which any shares or other securities or depositary receipts representing such shares or securities of any party hereto are listed, traded or quoted; and

(ii)	any other body with which entities with securities listed or quoted on such exchanges customarily comply,

(but, if not having the force of law, only if compliance with such directives, requirements, rules, regulations or guidelines is in accordance with the general practice of Persons to whom they are intended to apply), in each case for the time being in force and taking account of all exemptions, waivers or variations from time to time applicable (in particular situations or generally) to the applicable party hereto;

Brand License Agreements has the meaning attributed thereto in the Recitals;

Control means:

(a)

when applied to the relationship between a Person and a corporation, the beneficial ownership by such Person at the relevant time of shares of such corporation carrying more than the greater of (A) 50% of the voting rights ordinarily exercisable at meetings of shareholders of such corporation and (B) the percentage of voting rights ordinarily exercisable at meetings of shareholders of such corporation that are sufficient to elect a majority of the directors of such corporation; and

(b)

when applied to the relationship between a Person and a partnership, joint venture or other unincorporated entity, the beneficial ownership by such Person at the relevant time of more than 50% of the ownership interests of the partnership, joint venture or other unincorporated entity in circumstances where it can reasonably be expected that such Person directs or has the power to direct the affairs of the partnership, joint venture or other unincorporated entity, and the words Controlled by, Controlling and under common Control with and similar words have corresponding meanings; provided that a Person who Controls a corporation, partnership, joint venture or other unincorporated entity (the second-mentioned Person) shall be deemed to Control a corporation, partnership, joint venture or other unincorporated entity which is Controlled by the second-mentioned Person and so on;

Deed of Mutual Covenant has the meaning attributed thereto in the Recitals;

F&R Transaction has the meaning attributed thereto in the Recitals;

Governmental Agency means a court of competent jurisdiction, any government or any governmental, regulatory, self-regulatory or administrative authority, agency, commission, body or other governmental entity and shall include any relevant competition authorities, the Canadian securities regulatory authorities, the TSX, the U.S. Securities and Exchange Commission and the NYSE;

News Content License Fees has the meaning attributed thereto in clause 2.1(a);

News Content License and Relationship Agreement has the meaning attributed thereto in the Recitals;

Permitted Assignee means a permitted assignee of RNML’s and/or TREC’s respective rights and/or obligations under the News Content License and Relationship Agreement in accordance with clause 2.2;

Person includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in his or her capacity as trustee, executor, administrator, or other legal representative;

Refinitiv Business has the meaning attributed thereto in the Recitals;

Refinitiv Parent Company has the meaning attributed thereto in the Recitals;

Report has the meaning attributed thereto in clause 4.6;

Reuters means, collectively, (i) RNML and (ii), subject to clause 2.7, all other Subsidiaries of TRC that carry on any business of providing multimedia news and information services from time to time as part of the Reuters business unit;

RNML has the meaning attributed thereto in the Recitals;

Subsidiary means, with respect to any Person, any Person that is Controlled by such Person;

Thomson Reuters means, collectively, TRC and its Subsidiaries from time to time;

TRC has the meaning attributed thereto in the Recitals;

TRC’s Articles means the articles of incorporation of TRC, as they may be amended or supplemented from time to time;

Thomson Reuters Founders Share has the meaning attributed thereto in TRC’s Articles;

TRFSC has the meaning attributed thereto in the Recitals;

TRFSC’s Articles means the articles of association of TRFSC, as they may be amended or supplemented from time to time;

Thomson Reuters Trust Principles has the meaning attributed thereto in TRC’s Articles which, as from the closing of the F&R Transaction, means:

(a)	that Reuters shall at no time pass into the hands of any one interest, group or faction;

(b)	that the integrity, independence and freedom from bias of TRC shall at all times be fully preserved;

(c)

that Reuters shall supply unbiased and reliable news services to newspapers, news agencies, broadcasters and other media subscribers and to businesses, governments, institutions, individuals and others with whom Reuters has or may have contracts;

(d)	that TRC shall pay due regard to the many interests which it serves in addition to those of the media; and

(e)

that no effort shall be spared to expand, develop and adapt the news and other services and products of TRC so as to maintain its leading position in the international news and information business (the Fifth Thomson Reuters Trust Principle);

Thomson Reuters Trustees means the members and directors from time to time of TRFSC;

Transfer includes any direct or indirect sale, exchange, assignment, gift, bequest, disposition, mortgage, charge, pledge, encumbrance, grant of security interest or other arrangement by which possession, legal title, beneficial ownership, economic interest or economic exposure passes, in whole or in part, from one Person to another, or to the same Person in a different capacity, whether or not voluntary and whether or not for value, and any agreement to effect any of the foregoing; and the word Transferred has a corresponding meaning.

1.2	The beneficiaries of a trust shall be deemed to own beneficially securities held, directly or indirectly, by such trust.

1.3

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by Applicable Laws, the parties waive any provision of Applicable Laws which renders any provision of this Agreement invalid or unenforceable in any respect.

1.4

This Agreement constitutes the entire agreement between the parties pertaining to the subject matter of this Agreement and supersedes all prior agreements pertaining to the subject matter of this Agreement. Except as expressly agreed to by the parties to this Agreement in writing, there are no warranties, conditions, or representations (including any that may be implied by statute) and there are no agreements in connection with such subject matter except as specifically set forth or referred to in this Agreement.

1.5

Except as expressly provided in this Agreement, no amendment or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby. No waiver of any provision of this Agreement shall constitute a waiver of any other provision nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

1.6	This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

1.7

References in this Agreement to any party to this Agreement shall include references to its respective successors and permitted assigns, including as a result of any amalgamation, merger, arrangement or other reorganization of such party or any continuance of such party under the laws of another jurisdiction.

1.8	The parties to this Agreement shall make any determination or request pursuant hereto in good faith and acting reasonably.

2	Agreements with Respect to News Content License and Relationship Agreement

2.1

Each of RNML and TREC agrees that it will, and each of them and TRC agree that it will procure that any Permitted Assignee and/or any other member of Thomson Reuters that is party to or has rights and/or obligations under the News Content License and Relationship Agreement will:

(a)

invest all of the license fees payable under the News Content License and Relationship Agreement (the News Content License Fees) into the business of Reuters (in respect of TREC, under arrangements between it and Reuters which entitle Reuters to an amount equal to the News Content License Fees);

(b)	enforce its rights, and use best efforts to comply with its obligations, under the News Content License and Relationship Agreement;

(c)	notify TRFSC upon becoming aware of any material breach, or threatened material breach, of the News Content License and Relationship Agreement; and

(d)	not without the prior written consent of TRFSC:

(i)	amend the News Content License and Relationship Agreement in a manner that would:

(A)	negatively impact the annual News Content License Fee payable thereunder; or

(B)	significantly increase Reuters’ costs without reimbursement; or

(C)     alter Section 3.8(d) of the News Content Licence and Relationship Agreement (whether directly or indirectly through any other amendments which are made to News Content Licence and Relationship Agreement); or

(ii)	amend any provision of the News Content License and Relationship Agreement related to the Thomson Reuters Trust Principles.

2.2

RNML agrees that it will not Transfer its rights and/or obligations under the News Content License and Relationship Agreement to any Person, other than another member of Reuters. TREC agrees that it will not Transfer its rights and/or obligations under the News Content License and Relationship Agreement to any Person, other than:

(a)	a member of Reuters; or

(b)	another member of Thomson Reuters which adheres to this Reuters Support Agreement and agrees to be bound by its provisions as it if were TREC; or

(c)	as permitted by clause 5.1 of this Agreement

and, in any such case, the provisions of this Reuters Support Agreement which apply to TREC shall be construed accordingly.

2.3

TREC agrees that it will Transfer its rights and obligations under the News Content License and Relationship Agreement (as a whole and not in part) as permitted under clause 2.2(a) to 2.2(c) at the time of, or immediately prior to, any change of Control of TREC which results in TREC not being an Affiliate of RNML.

2.4

TRC agrees to cause RNML and TREC to comply with the obligations set out in clauses 2.1 to 2.2 of this Agreement and TRC and TREC agree not to misappropriate any of the News Content License Fees that are to be invested into the business of Reuters pursuant to clause 2.1(a) of this Agreement.

2.5

TRC agrees to cause RNML and TREC, and TREC agrees, to comply with each of the Thomson Reuters Trust Principles in relation to the News Content License and Relationship Agreement as those principles apply to Reuters.

2.6	Each of RNML, TREC and TRC agree that:

(a)	all services provided by TREC under the News Content License and Relationship Agreement are provided; and

(b)	the terms of the News Content License and Relationship Agreement are and will be otherwise performed by TREC,

in compliance with the Thomson Reuters Trust Principles as those principles apply to Reuters;

2.7

TREC being party to and performing the News Content License and Relationship Agreement shall not result in it forming part of Reuters for the purposes of this Agreement, TRC’s Articles or any other agreement or arrangement. Notwithstanding the foregoing, (a) TREC shall be considered part of Reuters for the purposes of clauses 2.1(a) and 4.3 of this Agreement and (b) if services provided under, and terms of, the News Content License and Relationship Agreement are not provided and performed in compliance with the Thomson Reuters Trust Principles as those principles apply to Reuters or if TREC does not adhere to the terms of, and comply with its obligations under, this Agreement, TREC will be deemed to form part of Reuters for the purposes of clause 4.1 of this Agreement in order to enable RNML to secure the performance of, or compliance with, the terms of the News Content License and Relationship Agreement and this Agreement.

2.8	TR confirms that it monitors and reports its Cash OI Margin (as defined in the News Agreement) on a quarterly basis within each financial year.

3	Agreements with Respect to the Brand License Agreements

3.1	Each of TREC and TRC will procure that, and solely with respect to paragraph (c) below, RNML will also procure that:

(a)	any rights of any member of Thomson Reuters under the Brand License Agreements will be enforced in all material respects;

(b)	any member of Thomson Reuters that is a party to a Brand License Agreement will use best efforts to comply with its respective obligations under such Brand License Agreement;

(c)	TRFSC will be notified upon any member of Thomson Reuters becoming aware of any material breach or threatened material breach of either Brand License Agreement;

(d)	without the prior written consent of TRFSC, no provision of either Brand License Agreement related to the Thomson Reuters Trust Principles will be amended; and

(e)

no member of Thomson Reuters will Transfer its rights and/or obligations under either Brand License Agreement to any Person other than a member of Thomson Reuters (provided such member remains under common Control with a member of Reuters).

3.2	TRC, TREC and RNML shall be severally responsible for any breach of clause 3.1 by any member of Thomson Reuters as if it was a breach by TRC, TREC or RNML itself.

4	Operation of Business of Reuters

4.1	TRC agrees to maintain Reuters as a business unit within Thomson Reuters, such business unit to operate without undue influence from Thomson Reuters’ management and separately from other business units of Thomson Reuters. TRC agrees that, subject to TREC being party to the News Content Licence and Relationship Agreement on the basis set out in clauses 2.5 to 2.8, Reuters will be the sole business unit of Thomson Reuters that carries on the business of providing multimedia news services. For the avoidance of doubt, the parties acknowledge that the other business units of Thomson Reuters, in the ordinary course of their businesses, provide their customers with news, insights, analysis and current awareness relevant to the core offerings of those business units (but that in no case is such core offering news services). TRC and TREC acknowledge that the intention behind this clause 4.1 is that Reuters will operate with a reasonable degree of autonomy comparable to that of TRC’s largest business units and on the basis that the financial condition and/or prospects of Reuters are not significantly impaired by competition from other business units within Thomson Reuters, but that the parties recognise the complexities inherent in reflecting such intention in this Agreement. Accordingly, each of TRC and TREC acknowledges the aforementioned intention of this clause 4.1 and agrees to apply it in accordance with such purpose in good faith.

4.2	In the event of any uncertainty regarding the application of clause 4.1, TRC and TREC agree to consult with RNML and TRFSC and have due regard to their respective representations.

4.3

Each of TRC, RNML and TREC agrees that Reuters will have separate accounting records that record revenue in accordance with International Financial Reporting Standards (IFRS). Such records will reflect and recognize all revenue payable for Reuters’ services (or an amount representing such revenue) by the Refinitiv Business and all other customers of Thomson Reuters using Reuters’ services (including, without limitation, internal Thomson Reuters group customers except in respect of services that do not involve any costs or out-of-pocket expenses for Reuters).

4.4

TRC agrees to provide Reuters with access to capital (including reinvestment of capital and adequate resources to enable Reuters to satisfy its contractual commitments) and shared Thomson Reuters group services (including, without limitation, providing Reuters with a sufficient quality and quantity of dedicated time of management of TRC), on a basis that is consistent with the terms provided to other Thomson Reuters business units, as reasonably determined by TRC from time to time. TRC also agrees to allocate costs to Reuters in a manner that is no less favourable than how such costs are allocated to other Thomson Reuters business units and any exceptions to this will (i) require agreement between TRC and RNML; and (ii) be explained in a Report (as defined below).

4.5

Reuters will continue to provide services to Thomson Reuters business units, consistent with past practice. TRC and RNML agree that financial arrangements for such services will be appropriately reflected and easily identified.

4.6

TRC will provide a summary Reuters pro forma financial report (each, a Report) to TRFSC for each six-month period ending on June 30 and each fiscal year ending on December 31 (beginning with the fiscal year ending December 31, 2019).

(a)

Each Report will include the financial information and be prepared in accordance with Schedule 4.6 hereto and will be provided no later than two months after the end of each period covered by the Report.

(b)

The parties intend for each Report to provide a holistic economic view of Reuters by assessing how operating costs and capital are allocated to Reuters, as well as the value of products and services provided by Reuters through other Thomson Reuters business segments. The parties agree to consider any necessary amendments in good faith to this clause 4.6 to give effect to this intention.

(c)

TRFSC acknowledges that Reports will be prepared by TRC management on an unaudited basis. TRC management shall have the right, but shall not be obliged, to engage an external professional advisor to assist with the preparation of a Report unless the parties mutually agree that the involvement of such an advisor is necessary.

(d)

TRC also agrees to provide TRFSC with such additional financial information related to Reuters as may be reasonably requested in writing to assess the economic position of Reuters. The parties acknowledge that (i) TRC should be able to adequately and promptly provide such information utilizing personnel and resources within Thomson Reuters and (ii) in the event that external personnel or resources may be required for TRC to provide the requested information, TRC will consider any applicable out-of-pocket costs and expenses that may need to be incurred by it in assessing whether the request from TRFSC is reasonable.

4.7

TRC agrees that a statement of the Thomson Reuters Trust Principles will be included in (i) the articles or other constating documents of RNML and (ii) an agreement by and between TRC and all other Subsidiaries of TRC that carry on any business of providing multimedia news and information services from time to time as part of the Reuters business unit.

4.8	Each of RNML and TREC warrants to TRFSC that, as at the date of this Agreement:

(a)

RNML is the principal holding corporation for the Reuters business unit and all of its Subsidiaries, and all other Subsidiaries of TRC any part of the business of which is part of the Reuters business unit have been disclosed to TRFSC;

(b)	it is party to the News Content License and Relationship Agreement; and

(c)

it has the right, power and authority to execute and to deliver, and to exercise its rights and perform its obligations under this Agreement, the Deed of Mutual Covenant and the News Content License and Relationship Agreement.

5	Reuters Portfolio Undertakings

5.1	During the term of this Agreement, each of TRC, TREC and RNML agrees that it will not, except with the prior written consent of TRFSC:

(a)	effect any Transfer of Reuters to any Person other than to one or more wholly-owned Subsidiaries of TRC; or

(b)	effect or permit any material acquisition by, or material disposition from, the business of Reuters.

5.2

For the purposes of clause 5.1(b) and for the purposes of the equivalent provisions in TRC’s Articles, a Transfer by TREC of its rights and/or obligations in the News Content License and Relationship Agreement to any Person (other than where permitted by clause 2.2) shall be deemed to be a material disposition from the business of Reuters.

5.3

Each of TRC, TREC and RNML agrees to provide TRFSC reasonable notice of any proposed transaction or arrangement that would require the consent of TRFSC in accordance with clause 5.1 in addition to such other information as the Thomson Reuters Trustees may reasonably request in connection with such proposed transaction or arrangement.

6	Agreements With Respect to the Fifth Thomson Reuters Trust Principle

6.1	TRFSC acknowledges and agrees that Thomson Reuters’ and TREC’s performance of their obligations under this Agreement will satisfy the Fifth Thomson Reuters Trust Principle as it relates to news.

6.2

On or after March 1, 2024, and at such times thereafter as TRC and TRFSC shall mutually agree (acting in good faith), each of TRFSC and TRC will have the right to reassess whether the performance of Thomson Reuters’ obligations under this Agreement continues to satisfies the Fifth Thomson Reuters Trust Principle as it relates to the news. Such reassessment will be made on the basis of criteria that are mutually agreed to by the parties in advance, acting reasonably and in good faith.

6.3

If, on the basis of any reassessment in accordance with clause 6.2, either TRFSC or TRC determines that amendments to this Agreement are desirable, it shall have the right to propose such amendments to the other. No amendment to this Agreement will be valid and binding unless agreed to in writing by both TRFSC and TRC, having regard to any representations made by TRC or TRFSC, as applicable, and each party acting in good faith and in accordance with the Thomson Reuters Trust Principles taken as a whole.

6.4	In the event of (i) a change of Control of TRC or Reuters or (ii) on termination of the News Contract and Relationship Agreement, TRFSC shall have the right to review this Agreement in order to assess whether, in light of the changed circumstances, the performance by Thomson Reuters of its obligations under this Agreement continues to satisfy the Fifth Thomson Reuters Trust Principle as it relates to the news. TRC, TREC and RNML will work together to alter, add to or substitute this Agreement to reflect such matters that TRFSC reasonably requires to ensure that the Thomson Reuters Trust Principles are complied with on an ongoing basis in light of the changed circumstances.

7	Jurisdiction

7.1

Each of the parties to this Agreement irrevocably submits to the non-exclusive jurisdiction of the courts of Ontario, Canada, and waives any objection to proceedings in any such court on the grounds of venue or on the grounds that the proceedings have been brought in an inconvenient forum or any similar grounds.

7.2	The provisions of clause 7.1 shall not affect the right of any party to this Agreement to take proceedings in any other jurisdiction in which jurisdiction can be founded.

8	Termination

8.1	Upon the termination of the News Contract License and Relationship Agreement or any of the Brand License Agreements:

(a)	the obligations set forth in clause 2 or clause 3, as applicable, shall be of no further force and effect insofar as it relates to that agreement; and

(b)	for the avoidance of doubt, all other provisions of this Agreement shall remain in full force and effect.

8.2	This Agreement may be terminated by written agreement of TRC, RNML, TREC and TRFSC.

8.3	If terminated in accordance with clause 8.2, this Agreement shall be of no further force and effect.

9	Notices

9.1	Any notice or other communication under this Agreement shall be in writing and in English.

9.2

Any such notice or other communication may be given by letter delivered, or sent postage prepaid by first class post, to the recipient at its address stated herein. Any such notice or other communication may be given by email or facsimile transmission to the recipient, but if so given shall promptly be confirmed by letter.

9.3	The address of any party to this Agreement may be changed by notice given to the other parties.

9.4

Any notice or other communication delivered to the recipient shall be deemed to have been received on delivery. Any notice or other communication sent by first class post shall be deemed to have been received 48 hours after being put in the post if sent within the United Kingdom and seven days after being put in the post if sent to or from an address outside the United Kingdom. Any notice or other communication sent by email or facsimile transmission shall be deemed to have been received 24 hours after despatch.

9.5	A copy of any notice or other communication under this Agreement to TRFSC shall be concurrently sent to the Person designated from time to time by TRC to provide secretarial services to TRFSC.

10	General

10.1

The written consent of TRFSC shall be deemed to have been given for any of the purposes of this Agreement if, and only if, a certificate signed on behalf of TRFSC by not less than two of the Thomson Reuters Trustees shall have been received at the registered office of TRC confirming that a resolution giving the consent in question has been duly passed at a meeting of the Thomson Reuters Trustees (in their capacity as directors of TRFSC) or by written resolution of the Thomson Reuters Trustees (in their capacity as directors of TRFSC) in accordance with TRFSC’s Articles.

10.2

The rights of TRFSC under this Agreement are personal to TRFSC and may not be Transferred to any other Person other than a transferee of the Thomson Reuters Founders Share as permitted by TRC’s Articles. No purported Transfer of such rights in contravention of this Agreement shall be valid or effective.

10.3

The rights of TRC, TREC and RNML under this Agreement are personal to each of them and may not be Transferred to any other Person. No purported Transfer of such rights in contravention of this Agreement shall be valid or effective.

10.4	This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

10.5

This Agreement may be signed in counterparts and each such counterpart shall constitute an original document and such counterparts, taken together, shall constitute one and the same instrument. This Agreement may be signed and delivered by facsimile or other electronic transmission of a counterpart hereof bearing a manual, facsimile or other electronic signature or other transmission method, and the parties hereto agree that any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first above written.

THOMSON REUTERS FOUNDERS SHARE COMPANY LIMITED

By:	/s/ Kim Williams
Name: Kim Williams
Title: Director

THOMSON REUTERS CORPORATION

By:	/s/ Thomas Kim
Name: Thomas Kim
Title: Chief Legal Officer & Company Secretary

REUTERS NEWS & MEDIA LIMITED

By:	/s/ Matthew Keen
Name: Matthew Keen
Title: Director

THOMSON REUTERS ENTERPRISE CENTRE GMBH

By:	/s/ Stewart Beaumont
Name: Stewart Beaumont
Title: Director

By:	/s/ Stephane Bello
Name: Stephane Bello
Title: Director

SCHEDULE 4.6

SUMMARY REUTERS FINANCIAL REPORTS

Unless otherwise mutually agreed in writing by the parties, each Report will:

(i)

set out the pro forma revenues, EBITDA and cash operating income of Reuters, as presented in TRC’s publicly filed financial statements and as adjusted for the valuation methodology set forth in the report prepared by Deloitte dated June 28, 2019 (the Deloitte Report), a copy of which was previously provided to TRFSC; and

(ii)	be prepared in substantively the same form as, and with equivalent content as, page 7 of the Deloitte Report (entitled “2019 Reuters News Pro Forma Analysis – Summary”).

The Report will also include a summary narrative explanation regarding the material period to period changes for the Reuters financial metrics included in the Report. Such information will reflect public information disclosed by TRC in its earnings releases, IR presentations, securities filings and other public disclosures.

If TRC proposes to materially change the valuation methodology referred to above for purposes of a Report delivered after the date hereof, TRC agrees to include relevant supporting material and analytical narrative within the applicable Report to explain such changes.